UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number	000-27793

Electronic Systems Technology, Inc.

(Exact name of registrant as specified in its charter)

415 N. Roosevelt St. Ste B1

Kennewick WA 99336

(509) 735-9092

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	373

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Electronic Systems Technology, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Electronic Systems Technology, Inc.

Date:	November 25, 2024	By:	/s/ Michael W. Eller
		Name:	Michael W. Eller
		Title:	Vice President Administration